United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2011

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934. (No fee required)

For the transition period from to

Commission File Number 1-18378

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

sanofi-aventis Puerto Rico Savings Plan
55 Corporate Drive
Bridgewater, NJ 08807-5925

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI

54, rue La Boétie

75008 Paris, France

sanofi-aventis Puerto Rico Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

sanofi-aventis Puerto Rico Savings Plan

*

Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
sanofi-aventis Puerto Rico Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of sanofi-aventis Puerto Rico Savings Plan (the “Plan”) at December 31, 2011, and the changes in net assets available for benefits for the year ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.  The financial statements of the Plan as of and for the year ended December 31, 2010 were audited by other auditors whose report dated June 24, 2011, expressed an unqualified opinion on those financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 26, 2012

Report of Independent Registered Public Accounting Firm

The Pension Committee
sanofi-aventis Puerto Rico Savings Plan

We have audited the accompanying statements of net assets available for benefits of the sanofi-aventis Puerto Rico Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young, LLP
Metropark, New Jersey
June 24, 2011

sanofi-aventis Puerto Rico Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010

Assets
Plan interest in the sanofi-aventis U.S. Savings Master Trust, at fair value	$18,883,140	$17,884,367
Receivables
Income receivable	—	6,340
Contributions receivable — employee	—	610
Contributions receivable — employer	45,037	43,437
Notes receivable from participants	699,454	872,341
Total receivable	744,491	922,728
Total assets	19,627,631	18,807,095

Liabilities
Accrued administrative expenses	117,815	501
Net assets available for benefits, at fair value	19,509,816	18,806,594
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(236,356)	(191,864)
Net assets available for benefits	$19,273,460	$18,614,730

The accompanying notes are an integral part of these financial statements.

sanofi-aventis Puerto Rico Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Addition to net assets attributed to
Contributions
Employee	$572,435
Employer	695,563
Investment income
Net investments (loss) income allocated from Master Trust	107,454
Transfer from other plans	214,426
Interest on notes receivable from participants	37,683
Total additions	1,627,561
Deductions to net assets attributed to
Distributions	706,969
Fees and administrative expenses	177,523
Transfer to other plans	84,339
Total deductions	968,831
Increase in net assets available for benefits	658,730
Net assets available for benefits
Beginning of year	18,614,730
End of year	$19,273,460

The accompanying notes are an integral part of these financial statements.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.                            Description of the Plan

The following description of the sanofi-aventis Puerto Rico Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description

The Plan is a defined contribution plan that covers substantially all the employees of sanofi-aventis Puerto Rico Inc. as they meet the prescribed eligibility requirements.  All employees are eligible to participate in the Plan beginning on the first day of employment.  Sanofi-aventis U.S. LLC (the “Company”) is the sponsor of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

Effective July 1, 2010, sanofi-aventis U.S. LLC, Sanofi Pasteur Inc., sanofi-aventis Puerto Rico Inc. and T. Rowe Price Trust Company entered into an amended and restated Master Trust Agreement creating the sanofi-aventis U.S. Savings Master Trust (the Master Trust) to serve as the funding vehicle for the Plan.  Accordingly, the assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the other plans of the employers within the control group.  The investments included in the Master Trust are equities, mutual funds, commingled funds, and guaranteed investments contracts.  No plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (Note 3).

Trustee and Recordkeeper

Banco Popular is the Plan’s titular trustee (the “Trustee”).  T. Rowe Price Trust Company is party to the Master Trust agreement discussed above which governs and maintains the Plan’s commingled assets.  T. Rowe Price Retirement Plan Services Inc. is the Plan’s recordkeeper (Note 6).

Plan Administration

The sanofi-aventis U.S. Administrative Committee (the “Committee” or “Plan Administrator”), as appointed by the Sanofi-Aventis U.S. Company’s Pension Committee, is responsible for the general administration of the Plan.  The Board of Directors has appointed the Trustee with the responsibility for the administration of the Trust Agreement and the management of the assets.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings, and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.  Unallocated forfeitures balances as of December 31, 2011 and 2010 were approximately $0 and $7,400, respectively.  During 2011, forfeitures of $101 were used to offset 2010 employer matching contributions to the Plan.  In 2012, forfeitures used to reduce Company contributions for 2011 were $296.  The benefit to which a participant is entitled upon leaving the Company is the benefit that can be provided from the participant’s account.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Contributions

The Plan provides that participants may make elective deferral contributions, which allows participants to save up to 30% of their eligible pay for 2011 and 10% for 2010 in whole percentages (up to the allowable annual maximum — $10,000 and $9,000 for 2011 and 2010, respectively, on a pre-tax basis, pursuant to the Puerto Rico Internal Revenue Code Section 1165(e).  Employees 50 years of age or older may make an additional catch-up contribution of up to $1,000 and for both of 2011 and 2010.  After tax contributions of up to 10% of eligible pay for 2011 and 30% for 2010 are also available.

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan.  Participants can also rollover IRA distributions (excluding minimum required distributions and nondeductible contributions).

The Company provides a matching contribution based upon a participant’s years of service and the total amount of their pre-tax, after-tax, and catch-up contributions.  The Company match contribution is limited to a maximum of 6% of eligible compensation in 3 tiers according to service years shown in the table below:

Company
Years of Service	Match Tiers

0—2	100%
3—6	125%
7 or more	150%

There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the employer contribution is limited to the maximum deductible for Puerto Rico income tax purposes.  The Plan includes specific procedures for the treatment of any excess account additions beyond those allowable as noted above.

Upon Plan enrollment, a participant may direct employee contributions into any of the Plan’s fund choices.  Participants may change their investment choices at any time.  The Company’s contributions are allocated in the same manner as that of the participants’ elective contributions.

Vesting

Participants are always 100% vested in their pre-tax, catch up and after-tax contribution accounts (contributions and related earnings).  Employees who were participants on or before December 31, 2005 are 100% vested in their Company matching contribution account (contribution and related earnings).  Employees hired on or after January 1, 2006 are 100% vested in their Company matching contribution account after three years of service.

Distributions

Plan participants who leave sanofi-aventis Puerto Rico Inc. as a result of death, disability, retirement, or termination may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment; or receive the distribution in the form of recurring annual installments over a period of between three and fifteen years.  If a participant dies, the participant’s designated beneficiary will receive the payments.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Participant Loans

Plan participants may borrow from $1,000 up to a maximum equal to the lesser of 50% of the value of their vested account balance or $50,000 less the highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the plan document.  Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Plan Administrator.  Currently, interest rates associated with participant loans range from 4.25% to 9.25%.  Loan balances are payable in semimonthly installments generally over a term of up to five years.  A participant may not have more than three loans outstanding at any point in time.  Extended terms of up to 15 years are available should the loan relate to the purchase of a primary residence.

Fees and Administrative Expenses

All external third party expenses and internal expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans, unless they are paid by the Company.  Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the funds to which such charge are attributable.

Transfers From/to Other Plans

Effective January 1, 2011, plan transfers to or from US Plans within the control group of companies are not allowed.  Transfers relating to plan years prior to 2011 from US Plans were $214,426 and $0 for the years ended December 31, 2011 and 2010, respectively.  Transfers relating to plan years prior to 2011 to US Plans were $84,339 and $961,844, for the years ended December 31, 2011 and 2010, respectively.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule.  Actual results could differ from those estimates.

Investment Valuation

For investment and administrative purposes, the Plan’s assets are custodied in the Master Trust.  The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust.  The Plan’s interest in the Master Trust is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses.

Notes Receivable From Participants

Notes receivables from participants are recorded when paid.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets available for Benefits.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06).  ASU 2010-06 amended Accounting Standards Codification (ASC) 820 to clarify certain existing fair value disclosures and require a number of additional disclosures.  The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented.  ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis.  With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009.  Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04).  ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS).  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures although certain of these new disclosures will not be required for nonpublic entities.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3.                            Investments in Plan Master Trust

At December 31, 2011 and 2010, the Master Trust comprises the investment assets of the Plan, sanofi-aventis U.S. Savings Plan and Sanofi Pasteur Inc. 401(k) Plan.  Certain investment assets of the Master Trust, related earnings (losses) and expenses are allocated to the plans participating in the Master Trust based upon the total of each individual participant’s share of the Master Trust.

In July 2010, all investments held within the Plan were placed into the Master Trust as part of the consolidation of assets with the Sanofi Pasteur Inc. 401(k) Plan assets and the amendment and restatement of the Master Trust Agreement.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

At December 31, 2011 and 2010, the Plan’s interest in the Master Trust was approximately 0.69% and 0.62%, respectively.

The Master Trust is comprised of the following types of investments, at fair value, as of December 31, 2011 and 2010:

	2011	2010

Investments
Common and commingled trusts
Retirement date trusts(a)	$1,705,744,651	$1,854,522,917
U.S. and International equities	187,051,810	159,878,828
Separately managed accounts
U.S. and International equities	110,485,079	137,599,143
Company stock	78,705,563	71,474,580
Mutual funds
Fixed income securities	159,312,780	168,349,734
U.S. and international equities	61,364,917	64,626,402
Money market	722,574	2,117,596
Stable value fund(b)
Short-term investment fund(c)	44,429,519	33,203,702
Synthetic investment contracts	368,296,867	351,350,386
Guaranteed investment contracts	36,372,475	27,670,752
Total assets	2,752,486,235	2,870,794,040
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(18,435,293)	(14,415,410)
	$2,734,050,942	$2,856,378,630

(a)          This category includes investments in a blend of diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances gauged upon an expected retirement date.  The funds share the common goal of growing principal in earlier years and then later preserving the principal balance closer to an expected retirement date.

(b)         This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts.  Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.  The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund.  The fair value differs from the contract value which is the relevant measurement basis attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(c)          This category includes a common/collective trust fund that is designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills and various short-term debt instruments.  There are currently no redemption restrictions on this investment.  The fair value of the investment in this category has been estimated using the net asset value per share.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

The Master Trust’s investment income for the year ended December 31, 2011 is presented in the following table.  The net appreciation (depreciation) consists of both realized gain (loss) on investment bought and sold, as well as, the changes in unrealized gains (losses) on the investments held during the year by the Master Trust.

Net appreciation (depreciation) in fair value of investments

Company stock	$9,666,587
Mutual funds	(4,906,189)
Common and commingled trusts	(33,867,435)
Separate accounts	(19,995,328)
Net appreciation (depreciation)	(49,102,365)
Dividend income	9,304,576
Interest income	13,715,213
Total investment income (loss)	$(26,082,576)

Investment Valuation and Income Recognition — Master Trust

Master Trust investments are stated at fair value.  Investments in mutual funds are valued at the published net asset value of shares held at year end.  Investments in commingled funds are stated at fair value based on unit values provided by the administrator, which are based on market values of underlying investments.  Common stock is valued at the last closing price at end of the year.  Short term securities are valued at amortized cost which includes cost plus accrued interest, which approximates fair value.  Traditional GICs are stated at fair value based on a discounted cash flow method.  The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value.

Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed).  Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date.

Guaranteed Investment Contracts

The Master Trust entered into benefit-responsive investment contracts in the Stable Value Fund which invest primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (investment advisor).  Contract values represent contributions made to the investment contracts plus earnings, less participant withdrawals and administrative expenses .These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies.  The contracts are considered fully benefit-responsive and are comprised of traditional guaranteed investment contracts and synthetic contracts (“GICs”).

These investments contracts are recorded at fair value; however since these contracts are fully-benefit responsive an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value.  Contract value is the relevant measurement attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The fair value of traditional GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows.  The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value.  The wrap rebid value is $335,050 and $650,070 at December 31, 2011 and 2010, respectively.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

The issuers of the synthetic GICs are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.  The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time.  Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term.  There are currently no reserves against contract values for credit risk of the contract issuers or otherwise and do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

Certain events could limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The average crediting rate for the investment contracts was 3.46% and 4.18% and the average yield was 3.30% and 3.58% during 2011 and 2010, respectively.  The Plan’s interest in the GICs within the Master Trust was approximately 1.3% and 1.3% at December 31, 2011 and 2010, respectively.

Fair Value Measurements

The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).  The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The valuation technique used needs to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011.  All of the Plan’s assets are invested in the Master Trust.

Mutual Funds

Valued at the net asset value (NAV) of shares held by the Master Trust at year end, which are based on quoted market prices.  They are classified within Level 1 of the valuation hierarchy.

Guaranteed Investment Contracts

Valued at fair value by discounting the related cash flows based on current yields of a similar instrument with comparable durations considering the credit-worthiness of the issuer.  The traditional GICs are classified within Level 3 of the valuation hierarchy.

Synthetic Guaranteed Investment Contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments.  As of December 31, 2011, the investments underlying the synthetic guaranteed investment contracts were approximately 38% corporate securities, 35% asset backed securities, 12% agency debt securities, and 14% in US treasury securities, 1% in other securities, which are publically traded.  As of December 31, 2010, the investments underlying the synthetic guaranteed investment contracts were approximately 42% corporate securities, 32% asset backed securities, 10% agency debt securities, 12% in US treasury securities and 4% in other investments, which are publically traded.  The value of the wrapper contracts is determined using rebid rates from the wrapper provider, and is included in the synthetic guaranteed investment contracts amount of the Master Trust shown below.  The synthetic GICs are classified within Level 2 of the valuation hierarchy.

Company Stock and Other Common Stocks

Valued at the publicly traded price of equity securities held in all of the Master Trust’s separate accounts.  Company stock and other common stocks are classified within Level 1 of the valuation hierarchy.

Common and Commingled Trust Funds

These investments are public investment vehicles consisting of target date funds and equity index funds.  These funds permit daily redemptions of units and are valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of underlying assets owned by the fund, less its liabilities, and then divided by the number of units outstanding.  The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

Short-Term Investments

Short-term investments include corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored enterprise obligations, and Other.  Short term investments are classified within Level 2 of the valuation hierarchy.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with ASC 820 guidance, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period.

The following tables sets forth by level, within the fair value hierarchy as described in Note 3, the Master Trust assets at fair value as of December 31, 2011 and 2010:

	2011
	Level 1	Level 2	Level 3	Total

Common and commingled trusts
Retirement date trusts	$—	$1,705,744,651	$—	$1,705,744,651
U.S. equities	—	157,052,391	—	157,052,391
International equities	—	29,999,419	—	29,999,419
Separately managed accounts
International common stocks	82,953,259	—	—	82,953,259
Small Cap common stocks	7,901,899	—	—	7,901,899
Mid Cap common stocks	19,629,921	—	—	19,629,921
Company stock	78,705,563	—	—	78,705,563
Mutual funds
Fixed income Funds	159,312,780	—	—	159,312,780
U.S. and International Funds,
Tradelink	61,364,917	—	—	61,364,917
Money market	722,574	—	—	722,574
Stable value investments
Short-term investment fund	—	44,429,519	—	44,429,519
Synthetic guaranteed
investment contracts	—	368,296,867	—	368,296,867
Guaranteed investment contracts	—	—	36,372,475	36,372,475
Total assets at fair value	$410,590,913	$2,305,522,847	$36,372,475	$2,752,486,235

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

	2010*
	Level 1	Level 2	Level 3	Total

Common and commingled trusts
Retirement date trusts	$—	$1,854,522,917	$—	$1,854,522,917
U.S. equities		130,104,096	—	130,104,096
International equities		29,774,733	—	29,774,733
Separate accounts
International common stocks	110,820,279	—	—	110,820,279
Small Cap common stocks	19,674,432	—	—	19,674,432
Mid Cap common stocks	7,104,431	—	—	7,104,431
Company stock	71,474,580	—	—	71,474,580
Mutual funds
Fixed income securities	168,349,734	—	—	168,349,734
U.S. and international equities	64,626,402	—	—	64,626,402
Money market	2,117,596	—	—	2,117,596
Stable value fund
Short-term investment fund	—	33,203,702	—	33,203,702
Synthetic guaranteed
investment contracts	—	351,350,386	—	351,350,386
Guaranteed investment contracts	—	—	27,670,752	27,670,752
Total assets at fair value	$444,167,454	$2,398,955,834	$27,670,752	$2,870,794,040

*         Certain amounts in the 2010 schedule have been revised to provide further disaggregation of the nature and risk of the investments and to adjust the leveling of the investments in the separately managed accounts.

The table below sets forth a summary of changes in the fair value of the Master Trust Level 3 assets for the years ended December 31 2011:

Balance at beginning of year	$27,670,752
Unrealized gain relating to instruments still held at the reporting date	179,082
Purchases, sales, issuances and settlements
Purchases and issuances	18,500,000
Settlements	(9,977,359)
Total purchase, sales, issuances and settlements (net)	8,522,641
Balance at end of year	$36,372,475

Amount of gains or losses for the year attributed to the change in unrealized gains/(losses) relating to assets and liabilities still held at year end	$179,082

4.                            Income Tax Status

On April 25, 2012, the Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the “PR Code”) and, therefore, the related trust is exempt from taxation.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Puerto Rico Department of Treasury.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

5.                            Reconciliation of Financial Statements to Form 5500

GICs and synthetic GICs are reported at fair value for Form 5500 purposes.  For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value.  Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2011	2010

Net assets available for benefits per the financial statements	$19,273,460	$18,614,730
Adjustment from fair value to contract value for fully benefit responsive investment contracts	236,356	191,864
Net assets available for benefits per Form 5500	$19,509,816	$18,806,594

The following is a reconciliation of investment income (loss) per the financial statements to Form 5500 for the year ended December 31, 2011.

Total investment income at fair value per the financial statements	$107,454
Adjustment from fair value to contract value for fully benefit responsive investment contracts	44,492
Total investment income per the Form 5500	$151,946

6.                            Party-in-Interest Transactions

Certain Master Trust investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee of the Plan.  T. Rowe Price Retirement Plan Services Inc. is the recordkeeper of the Plan.  Therefore, these transactions qualify as party-in-interest transactions.

The Master Trust also invests in shares of the Company.  The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.  During the year ended December 31, 2011, the Master Trust made purchases of approximately $114,491,152, sales of sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

approximately $48,969,594 and realized gains (loss) of $1,428,654 and dividend income of $3,110,838 earned from the investment in the Company’s common stock.

7.                            Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the PR Code.

8.                            Subsequent Event

The Plan has evaluated subsequent events through the date the financial statements were issued and has determined that no events have occurred that require disclosure other than those already disclosed in the financial statements.

Supplemental Schedule

sanofi-aventis Puerto Rico Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

	Identity of Issue	Description	Cost	Current Value

*	sanofi-aventis U.S. Savings Master Trust	Various investments	**	$18,883,140
*	Notes receivable from participants	Participant loans with interest rates ranging from 4.25% to 9.25%	**	699,454

*    Indicates party-in-interest to the Plan.

**  Cost not required for participant directed investments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

sanofi-aventis Puerto Rico Savings Plan

	By:	/s/ Richard M. Johnson
Richard M. Johnson, for the
Retirement Plan Administrative
Committee, Plan Administrator

Date: June 26, 2012

Exhibits

sanofi-aventis Puerto Rico Savings Plan

Exhibit Index

Exhibit	Exhibit Number

Consent of Independent Registered Public Accounting Firm	23.1

Consent of Independent Registered Public Accounting Firm	23.2